Filed by Brooks Automation, Inc.
pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Helix Technology Corporation
Commission File No. 0-6866

This filing relates to the proposed merger transaction pursuant to the terms of that certain Agreement and Plan of Merger, dated as of July 11, 2005 (the “Merger Agreement”), by and among Brooks Automation, Inc., a Delaware corporation (“Brooks”), Helix Technology Corporation, a Delaware corporation (“Helix”), and Mt. Hood Corporation, a Delaware corporation and a wholly-owned subsidiary of Brooks. The Merger Agreement is on file with the Securities and Exchange Commission (the “SEC”) as an exhibit to the Current Report on Form 8-K filed by each of Brooks and Helix on July 11, 2005, and is incorporated by reference into this filing.

On July 11, 2005, Edward Grady, President and Chief Executive Officer of Brooks and Jim Gentilcore, President and Chief Executive Officer of Helix, held a conference call to discuss the planned merger with employees of Helix. The following is a transcript of the conference call:

CORPORATE PARTICIPANTS

Jim Gentilcore
Helix Technology Corporation – President and CEO

Ed Grady
Brooks Automation – CEO

PRESENTATION

Operator

Ladies and gentlemen, thank you for standing by. Welcome to the Helix Employee Meeting conference call.

[OPERATOR INSTRUCTIONS]

I would now like to turn the conference over to our host, Mr. Jim Gentilcore. Please go ahead.

Jim Gentilcore - Helix Technology Corporation – President and CEO

Okay. Thank you. Thank you. Thank you everyone.

Good morning. Thanks for joining us on this extremely exciting day for us at Helix.

Before we get started, though, I want to inform you that this, in order to comply with government regulations, this meeting is being recorded. And it’s also being broadcast around to the Helix community around the world.

So we’re all in this thing together. And we will have a chance to go through a lot of the issues, a lot of the things that you heard earlier today. I hope some of you got a chance to at least read the press releases and perhaps a few got a chance to listen into the investors’ call.

I’m sure there’s a lot of questions. We’re very early in this process, as you know. But we will try to answer your questions easy as we can as soon as we can. I can assure you that you’ll be hearing from me and the rest of the team here at Helix as well as the Brooks team on a regular basis.

Before I get started into my remarks, I did want to just introduce two very important people that are with us today. First, Ed Grady, who is the Chief Executive Officer at Brooks Automation, and Bob Woodbury, who is the Chief Financial Officer.

The two management teams of our two companies have been working hard for the past several weeks. You can imagine there’s an awful lot of intense discussion that goes on before you make a decision that’s this monumental.

So we will try to share with you the reasons why Ed and I believe that this is a compelling thing, not only for the people in this room, but also for our customers and for our stockholders. You will hear in the discussions that we have with our customers, our big trade show this week, Semicom, is going on. And we will all be heading out there to share with our customers what we’re going to be able to do for them together that we would not have been able to do separately.

So let me hit a couple of the high things that are behind our feelings as a senior management team at Helix for why this is a compelling strategic combination.

And then I’ll turn the floor over to Ed who will be able to tell you a lot about Brooks and what he sees as the important reasons for bringing these 2 great companies together.

Let’s see, starting points, strategy. Many of you in this room have heard us talk about integrated vacuum systems. And the fact that our customers today have to rely on their own organizations and a lot of other people outside of their organizations bring an integrated vacuum system to the OEM.

In addition to that, many of you are involved in our efforts around the world to support our products once they get out into the places where semiconductors are manufactured.

So if you think of IBS and GCS, the 2 things that we talk about our service model and our integrated vacuum solutions model, those are the 2 areas that Brooks Automation and their management team see as an important strategic fit with Helix.

What we’ve done in the area of service is introduced and accelerated a model that will allow, allows us today to get to a very large install base of vacuum, of project vacuum pump. And as you all know, we’re moving into other vacuum systems.

Well the combination with Brooks allows us to now extend that well beyond our vacuum pumping products into the other products that are part of the family of Brooks products. So you’ve all heard us use the expression beyond, yes, that is the expression, beyond our products, across the fab, beyond our products.

Think about that when you think about Brooks Automation for use in the development of that right now.

There are many products. The automation area has the same kind of issues our project vacuum systems do when it comes to keeping the fab running and keeping our customers making productive wafers. That’s going to be the focus on our global customer support side.

On the integrated vacuum systems side, all of you that have worked with us on the opportunities bring more than just a vacuum pump to our OEM customers. And Brooks has done this successfully in the automation area. They have taken strategy that’s allowed to go from component, modules, and subsystems and perfected that in the area of automation, particularly vacuum automation but not just vacuum automation.

If you think of the intersection of our two companies, we know how to make, we know how to control, we know how to measure process vacuum very well. Brooks knows how to automate the process of moving wafers around the fab. And that requires them to do that in a vacuum environment many of the time.

Those two pieces together are very compelling ways for us to launch the growth of these 2 combined companies.

On the service side, as I said, the reach that we have with our, with GOLDLink, with our e-diagnostics, with our field service engineers in the field who are working in the fab to keep the vacuum systems running. Brooks sees that and much larger installed base of products for us to work with. And we thought we’d see that as an opportunity for us to grow this Company faster than we would be able to grow – this new company I should say faster than we would be able to grow the two companies independently.

For us the real driver is behind the strategy that’s bringing our two companies together at this important time in the industry.

I sat here only a month ago and shared with you that our customers more and more are telling us that we need to be stronger, we need to be fewer, and we need to be able to follow them around the world with the infrastructure that it takes in the semiconductor capital equipment and the semiconductor device business.

This is a step in that direction. We believe that this will be received very positively by our joint customers and by some new customers. The customers for each side that where we don’t provide a solution to those customers today we will be able to as a combined company.

So the future for the combined companies will allow us to grow at a rate that we believe, we’re confident, can outgrow the semiconductor industry. And I’m stealing some of that thunder because they’ll tell you about how fast I think the business is growing.

Let me shift gears a little bit and talk about the management team. I think and we’ll hear from Ed directly, that there’s a value that’s placed on the people in this room and what they’ve accomplished on behalf of Helix.

Many good things, Brooks wants us to continue to do those things, do them in conjunction with their organization as well.

We have a lot of respect for what’s happened in recent years and even long before that. But in recent years the key management team at Brooks has demonstrated operational excellence in the vein that we have that we’ve become well known for many years. Many of them say thank you and are sitting up front here.

So that, you’ll find in the new organization some of the people that have been driving the organizational excellence of this company, the operational excellence of this company I should say, are going to be key parts of the new organization going forward.

So there’s a lot of good reasons for us to be very excited about what’s happening today.

I also realize that it’s an anxious time for all of us. It’s something new for Helix and many of you are wondering what your roles will be in the go forward company.

I would only say at this point we’re very early in the process. We understand that you have questions, you want to know and you want to know quickly. And we’re committed to making the integration process move quickly. And to let people know what their roles will be in the go forward company.

I will say that the vast majority of the people at Helix will be part of this combined company as we go forward in shaping a very, very rich future for both companies.

Well with that, I will turn it over to Ed Grady. He’s the chief executive officer of Brooks Automation. And after that we’ll take some questions.

Ed Grady - Brooks Automation – CEO

Thanks, Jim.

It’s really great to be here this morning in a company like Helix.

I know from maybe your perspective when you’re looking at this merger or this combination, this strategic combination, there have been words used like acquisition.

Let me calm that fear. This is about taking two very strong companies, very well run companies with great people in both companies, and trying to figure out how we can leverage the strengths of the people in these companies to take that one on one side and one on the other side and make 4 out of that side, bringing more value to customers, more value to our employees, and making this a great place to work.

You should not look forward to significant changes from the Brooks perspective. We think you, the Helix organization has done a great job of running its company. And its very different than what you may have seen in the past from Brooks.

Let me give you a quick background on Brooks.

Brooks started in ‘78. Basically built around vacuums, bench port platforms, what was called clutch for tools, the turbo pumps that are manufactured by CTI are a part of what fits onto that. We buy that product and put it onto many of the vacuum platforms.

Over the past, let’s say 1998 to about 2002 Brooks did 24 acquisitions and it was a huge, huge challenge to take those 24 acquisitions and integrate them into a single company.

Over the past 2 years, 2.5 years, Bob Woodbury and I have joined the company about 2.5 years ago. Our single challenge was taking these 24 acquisitions, 11 of them software acquisitions, 13 hardware acquisitions, and trying to pull these together and create 1 company.

I’ve spent about 10 years with KLA-Tencor and one of my key objectives in my career at KLA-Tencor was helping them do the merger between KLA and Tencor, 2 of the largest players in the metrology space.

In the industry, the KLA-Tencor merger is deemed as one of the best combinations of 2 key companies in the industry.

And my objective here is to make this integration of Brooks and Helix be a superstar even greater than KLA-Tencor. And I think we can do it. I think we’ve got the people. I think we’ve got the skills. I think we’ve got the depth of management. We’ve got the depth of technology. We’ve got a unique intellectual property position from both companies. It really makes this a tremendous, tremendous opportunity.

As Jim said, this is a strategic fit for both of our companies. If you look at Brooks today, a large percentage of our business is making robots, which move wafers either in an atmospheric system or in a vacuum system.

We make multiple components that go together to make up a whole system.

The Helix product line, as you know, are vacuum products that are many times components or sub components that go into full systems.

By putting our two companies together, we create what’s called integrated content. That integrated content allows us to have over 50% of the content of a large vacuum platform. We have that much content, it’s easy for us to go to the customers and become their choice to be selected to build the whole system.

So if we were to sell components, each one of us just sold components, we’d do quite well. No question about it.

But by taking these two companies and putting them together and selling at the system level, you double the revenue potential. Because no longer is Applied Materials or LAM or Novellus or Varian or Excellus building the system in their manufacturing facilities. We are now building the whole vacuum platform in our facility.

So we have the employees. We have the technical knowledge. We have the capability. And it could create greater value and greater opportunity, we think, for our company and our employees as we go forward.

So that’s the technological fit from a product perspective. And Jim talked about the service perspective as well.

Just a bit of history on our service business. Brooks as a small company in ‘78 and probably through the I’d say mid 90s our direction with service was to get a discount to the OEMs to service our products when they were sold to the end user.

Helix’s strategy is saying we’re going to sell our products to the OEM, but we’re also going to service those at the end user, a much better model.

What we’ve decided, or what we see in this strategic combination is the ability to leverage that very, that excellence in the service infrastructure and have the service organization grow to support in the end user environment all of the Brooks products.

Brooks has, as Jim said, a very large install base. Just the one product line, just the equipped product line in atmospheric has over 70,000 installed units. To be able to leverage on that and bring that value, that revenue and profit into our new company is a huge benefit again to our employees, our shareholders, and to our financial results.

If we sell a robot to an OEM company and they resell it to the end user they mark it up 30, 40, 50%.

If we sell it directly we can mark it up 30, 40, 50%. That’s why Helix’ model is so much more robust and a much more value added way to do the business.

And then technologically between the two companies we bring that intellectual property portfolio.

I got to spend a lot of time over the past several days thinking about the Helix intellectual property portfolio. Jim’s laughing cause this was a huge issue.

But Helix has some 200 patents in the vacuum space on vacuum components. Brooks has some 350 patents in the robotics and automation space. You combine that patent portfolio and we have a huge technological advantage over any competitor out there.

So putting these together, putting the technology together and working together, not only do we have the existing portfolio. But we’re able to take the research and development dollars and where we overlap in research and development. We can now reallocate those dollars to creating new products in our core business of the vacuum platform and vacuum systems and continue to grow by creating that larger set of products and new products that we can take to the market.

I think the other thing we see is two companies that have focused on operational excellence. There’s no question that the operational excellence, the ability of the Helix Company to be lean and mean and run at a very high level of operational excellence has been great.

At Brooks, when we started the consolidation 2.5 years ago, we had 14 manufacturing sites around the world. And it was extremely inefficient. We had something like 8,000 suppliers. So I mean it’s very difficult to manage that type of an environment.

Over the past 2.5 years, we’ve consolidated into 3 manufacturing sites. We’ve consolidated down to where I think 80% of our purchase are with less than 100 suppliers. So there’s been a huge amount of work on our operations side, but then again, we look at what Bob Anastasi has done at Helix, and we say, “Why can’t we leverage that learning and that skill set and take it just to the next level up.”

So, while both companies, again, are quite good, we can be better together. We see the ability to leverage global supply chains. Brooks has been leveraging global supply chain in Asia and in Eastern Europe. Helix has leveraged a much closer supply chain in Mexico, so leveraging both of those supply chains together, and again, leveraging the abilities that Bob has put in place in Mexico to make more content and machine parts for our total system, again, is a value add for us, and again creates more content for us and a higher reason for people to want to select us.

The bottom line, this deal is good from all of the strategic fits. It’s good technologically, it’s good operationally, but at the end of the day, we owe it to our shareholders to have financial results that are better than our industry competitors. What Jim and I believe, and what I think what our two boards of directors believe, is as we put these two companies together, because of our intellectual property position, because of our operational excellence, because of our size and scope, because of our efficiencies, we will be able to generate higher returns for our shareholders, both in operating profits, earnings per share and cash generated. So, again, financially, we’re a much more solid company and we’ll be able to weather the cycles in the industry in a much stronger way.

One of the other areas that is very important for us is culture. Brooks and Helix came from entrepreneurial cultures, but we both migrated to cultures of operational excellence and focused on really doing things right and doing them right the first time. So, as Jim and I have looked over and we’ve said, “Okay, what are we going to have to deal with from a cultural perspective,” it sounds that they’re almost perfectly aligned in what we personally believe, between Jim and I, how companies should behave. How you should treat employees, how you should treat your shareholders, your suppliers, and your customers, there’s almost a complete alignment of how we see the company going forward.

This is very different than in the past, with some of the first acquisitions that were done, where we had very small companies being acquired by a large company, and, in those cases, you had a very misaligned culture. We saw at the CRI acquisition a company that was financially not very stable, a product that had missed its market window. So there are significant differences between the CRI combination with Brooks and the Helix-Brooks combination. In one case, you’ve got weak and weak, and now you’ve got strong and strong. So I feel good about this one, a whole lot better than the last one.

I think one of the key things that we should look at in this transaction is how we’re going to do this integration, and Jim talked about communication, and I think clearly all of you want to know what’s going on. There are certain regulatory things that we have to do. We will file what’s called an S-4, which is the disclosure document about how this transaction’s going to take place, what are the financials of this transaction that’s available to any of you. We also have to file with some of the regulatory agencies to look at whether there’s a reduction in competition in the marketplace, called Hart-Scott-Rodino.

We believe that the regulatory filings will move easily through the governmental organizations. We don’t see any stops at all. This is clearly a merger of companies that have complementary products, not competing products. But that is the history of things that will take place over the next several months, that actually will take probably until the late October/early November timeframe to get to a point where we can close the transaction.

So while we’re announcing the transaction today, we really won’t close the transaction until later this year. During that time period, between now and, let’s say, late October, early November, our two companies must act as independent companies. We can’t work together to go to customers. We can’t sell together. We have to keep the companies independent. What we can work on is a plan for integration. We are allowed to talk to each other about what we’re going to do, how we’re going to do it, who’s going to take on what roles and responsibilities when the deal closes.

So, we will be working with the team over the next several months. I have decided that what I’m going to do is put my efforts into the integration process, which is so important to our new company, and I’m going to take my skills that I learned at KLA and at Brooks and apply them to this venture, working with a couple of people on a full-time basis from Helix and from Brooks, then working with the staff, Bob Woodbury, Tom Grilk and Bill Montone as kind of the part-time guys that will help us drive through this integration process and create the plan.

I want to reinforce what Jim says. You should not look for significant changes driven by this merger. Helix has a plan. They’re going to continue to execute on that plan, and I expect that that will be executed well over the next several months, and then when we get finished with our two plans, Jim and I see this as a complete dovetailing of our two companies. So I see this as a good move. I think it’s going to be hopefully a smooth transition. I would encourage any of you who have issues, questions, comments, concerns, to voice those comments and concerns.

One of the things that I find very valuable is to listen carefully to everyone in the organization. I do not believe in huge hierarchies. I do not believe in closed-door policies. I believe everyone in the company comes to work every morning doing the best job they can, and if they’re not doing a good job, it’s typically because they don’t have the right tools, the right information, the right training or the right materials to do their jobs.

I’m a strong believer in people. I’m a strong believer that people want to be successful and they want to be successful in the areas that they believe is their expertise. We’re going to leverage on that, because we’ve got great people in both these organizations. So I look forward to working with the complete Helix group. I have a tremendous amount of respect for what has been accomplished at Helix, and I hope all of you see this as a tremendous opportunity to bring our two companies together and make it more than each one of the individual companies can be.

Jim, let me turn it back to you and where we go from here.

Jim Gentilcore - Helix Technology Corporation – President and CEO

Thanks, Ed. I hope you can see why I fully support this combination and the rest of our board of directors fully supports it. I think Ed did an excellent job sharing with you the vision of the future for our combined companies, and it is a bright future. We together will continue to grow at the rate that our customers expect and a rate that’s faster than the market in general, if we execute on the things that we see in front of us.

Let’s talk a little bit about process. I just want to reinforce what Ed just said. Today, only a few hours ago, we announced this agreement and there is an awful lot of work – regulatory work, integration work, all kinds of other activity – that will take place between now and when we do become one company as this process unfolds. In the meantime, it is very important for each of us to be giving the kind of support that we’ve given to our customers always. It’s in the DNA at Helix. We have to continue to show our customers that this work that they’ve come to expect from Helix is there, that they can count on it, that in fact now it’s being integrated into a larger organization, spread that commitment even greater than it was before.

So we have a lot to do. We want to stay focused on keeping our customers satisfied, as we always have, and there will be a lot of integration activities. Many of you will be part of that integration activity at the planning level. As Ed said, we can plan, and we will plan, we’ll spend a lot of time planning. But that will happen with a smaller group, so that we’re not distracting the activity of the majority of the people in both of our companies.

And then lastly, let me just say that as we’ve had a chance to interact, and as I think you’ve read in the announcement, your senior management team will be a vital part of this new team going forward, so myself, Bob Anastasi, Bill Montone, Jeff Plante have had a chance to interact with their counterparts in the planning phase. We’re very excited about what we’ve seen and the people we’ve met, the capabilities that they have, and, as Ed said, the culture aligns very closely with the culture at Helix over a long period of time.

I’m very excited. It’s an exciting time for the company, and, with that, I will open the line for questions for either Ed or to myself.

QUESTION AND ANSWER

Operator

Thank you. Ladies and gentlemen.

[Operator Instructions]

Jim Gentilcore - Helix Technology Corporation – President and CEO

I’m sorry. I said we’re opening it to questions. As you know, our global community is on the line right now, so we’ll see about questions from afar, and then we’ll answer questions that you have right here.

Operator

And, sir, would you like to take the audio question at this time?

Jim Gentilcore - Helix Technology Corporation – President and CEO

Yes.

Operator

Our first question comes from [employee]. Please go ahead with your question.

[Employee]

Yes, sir. Up until the merger is complete, and as customers ask us about the merger and who we are right now, do we say Helix or Brooks Automation? What do we tell customers, because I guess it’s in the “Wall Street Journal” about the merger right now.

Jim Gentilcore - Helix Technology Corporation – President and CEO

Yes, let me repeat the question first. It’s a good question. For those that are interacting with customers, as customers ask who are we at this point and who is Helix and who is Brooks, very good question. The answer is, as Ed said earlier, that until consummation of the agreement, sometime in the future, we are still Helix. Brooks Automation is still Brooks Automation and we act independently.

There’s nothing wrong with educating yourself on Brooks Automation. I’m sure many of the Brooks people will be doing the same thing about Helix, but we don’t represent that in any way to our customers. We are acting as two independent entities and we will do that until the consummation of the merger. Does that answer your question?

[Employee] [Employee] [Employee]

Yes, sir. Thank you.

Jim Gentilcore - Helix Technology Corporation – President and CEO

Thank you.

Operator

Thank you. And, presenters, there’s no further audio questions at this time.

Jim Gentilcore - Helix Technology Corporation – President and CEO

Do we have a question?

Unidentified Speaker

(inaudible -microphone inaccessible).

Jim Gentilcore - Helix Technology Corporation – President and CEO

Major changes in the benefit package was the question. A good question, and I think Bill Montone can probably address that in great detail, but I will only say that we over time will look at the best combination of benefits for both companies. You’ll see, though, as you see the announcement coming forward, that Brooks appreciates that we have a different set of benefits today than they do. Some things better, other things – different, better, or worse is probably the wrong descriptors. It’s just different. We will evaluate those over the long term to find the best combination for both of our employee bases, but for the shorter term, roughly one year, there will be no changes of the benefits of the Helix employees.

Unidentified Speaker

(inaudible -microphone inaccessible).

Jim Gentilcore - Helix Technology Corporation – President and CEO

The question was, when the merger is complete, will we be under one roof or two separate facilities. I’ll take a first shot at that answer and then let Ed add to that. The businesses based in Mansfield are a significant part of our go-forward strategies. We believe that there will be a presence here – you can’t say forever, obviously, but in the near future there are no plans to be under one roof, John, to answer your question.

In fact, we have many roofs under this larger company, around the world, Massachusetts, around the United States, and in Europe and Asia. But the businesses that are here in Mansfield and our roof in Mansfield, quote-unquote, are important businesses to the go-forward strategy, and we believe that there will be a presence here.

Ed Grady - Brooks Automation – CEO

Just to reinforce that comment, I know it’s important. Many of the people live in Rhode Island and more the southern part of Massachusetts, but we will have our headquarters in the Chelmsford area. There is no current plan, nor any expected plan, from this merger that would change what’s happening on this campus. I can’t tell you what the Helix plan is, because I don’t know, so I’m going to talk about from a Brooks perspective, we have no plans to change this campus.

Unidentified Speaker

(inaudible -microphone inaccessible).

Jim Gentilcore - Helix Technology Corporation – President and CEO

The question was, will the Helix stock remain Helix stock and the Brooks stock remain Brooks stock until the closure. I believe the answer is yes.

Ed Grady - Brooks Automation – CEO

Just a quick comment for you, though, to elaborate. There will be two separate stocks, but now that the stock market knows that we have put this 1.11 exchange rate together, they have, within probably 30 seconds of the market open this morning readjusted the stock prices. The stocks will move in tandem now. It really doesn’t matter independently now that the deal happened, so effectively there are two separate stocks, but in reality they will trade in a similar range.

Jim Gentilcore - Helix Technology Corporation – President and CEO

And I will just add to that the stockholders of the separate companies, many of you in this room are stockholders at Helix, for sure, stockholders at Brooks, will look at what we’re doing together and whether our future vision is being executed, and that’s what we’ll make and invest in the single stock after the completion of this agreement.

Ed Grady - Brooks Automation – CEO

I don’t mean to overshadow this, but we’ve talked to several of our shareholders this morning, and the largest shareholder of Helix this morning was quite enthusiastic about this arrangement, correct?

Jim Gentilcore - Helix Technology Corporation – President and CEO

Yes, our shareholders that know the Helix strategy are now starting to look at the Brooks strategy because we’ve made it very clear that we believe we have alignment there, and we would expect that all of our shareholders would assess whether they think the combination is stronger, as we do, and will be investing in the company if they are convinced that we have a strategy that we can deploy, and we certainly believe we do. They will see this opportunity to participate in this business from a larger platform.

It is true that there are investors that at a certain level of market capitalization are more or less comfortable with their investments. You’ve heard the phrases, small cap, large cap, mid cap, things like that. That affects the companies and the people that want to invest in our companies. Bringing our two companies together creates a larger capitalization and will open up opportunities for other investors that may not have considered us separately high enough in their selection criteria for market cap. So it will change the dynamics of the investors in both of our companies to some extent, but we think it’s a positive one in both cases, and we believe that the future we see is the future that they will see. We hope that all of our investors feel that way, stockholders. In this room, there are stockholders.

Unidentified Speaker

(inaudible -microphone inaccessible).

Ed Grady - Brooks Automation – CEO

Sure. I think the one thing that we did, or there were so many things that we did, initially, partly was the integration plan. We really worked on understanding how the products could fit together through the product rationalization. Probably the biggest issue was how do the two product sets fit together, how do you go to customers, and if I compare that to the Brooks-Helix, there is no product rationalization. They are complementary products. So, in this merger, we’ll actually have a benefit, because we don’t actually have to spend a lot of time on product rationalization.

Other issues were benefits. What benefits happen here and there? I think we’ve negotiated an arrangement upfront as some of the discussion of trying to keep that stable so we keep the employees certainly understanding what their benefits are. We made it very clear what the management was. We integrated the management together. When we put the two companies together, the CEO from Tencor came over as the CEO of the company, so there was an integration of the two management teams that worked very closely together.

We did a good job of selling it to customers, probably one of the other big things. We talked to the customer base and said, “This is a higher value to you,” and executed on that value. Probably one of the single greatest things that made it really successful was we did not get distracted. We stayed right on track from where we were headed, we set a plan, we said this is what we’re going to do as a company together and we executed on the plan and we had roadmap steps and we had checkpoints along the way and we stayed on track. And whenever we started to stray or somebody had a new idea that took us off track, to understand why we were going that direction and see if it made any sense. So, very close monitoring. Had full-time people working on the integration. That, I think, were the keys to success – the customers, the employees, making sure we communicated well throughout the process to its constituents.

Jim Gentilcore - Helix Technology Corporation – President and CEO

I would only add to that, I knew one of the other executives at KLA-Tencor, who’s fully involved in the integration, a fellow named John Contron. And he shared with any of us in this industry that what he thought was one of the cornerstones was communicating regularly, communicating frequently and communicating as soon as we knew, or they knew, one way or the other, what the impact was going to be on the individuals. As we said, that would be a cornerstone of the integration strategy that we’ve planned.

Ed Grady - Brooks Automation – CEO

I believe that, does Brooks use other cryopump suppliers besides Helix? Today, on the complete vacuum platform that Brooks provides, the specification of who the pump comes from is from the end user. We have to put on whatever comes on. I believe that the large preponderance, as you might expect from the market share perspective, are Helix pumps for cyropumps.

Unidentified Audience Member

(inaudible- microphone inaccessible)

Jim Gentilcore - Helix Technology Corporation – President and CEO

The question was how will this merger be perceived by Helix customers currently who may be competitors of Brooks. I’ll let you answer that one. I can’t think of any of our customers that are competitors of Brooks today. I may be wrong.

Ed Grady - Brooks Automation – CEO

What’s interesting is because of the space, this vacuum platform space and Brooks – the only competitors out there are the tier 1 and tier 2 OEMs, which are our joint customers. So, we sell today a robot to (inaudible), LAM, Novellus, KLA. Helix sells the pump. And the real significant opportunity we have here is with the two of us going in together, now we can sell the whole system. So, it’s really not a competitive environment we’re in, it’s actually – well it is competitive. We’re competing with the captives. We think we can provide a higher value solution to the captives. On a merchant market perspective, I’d struggle to find anyone who’s a large competitor. May be VLVAC is a competitor for us. But they’re also a key part of Helix. So, our strength in Japan is quite weak right now. Hopefully, we’re going to go address that. But I’d say VLVAC’s probably the only one that I see as anything that might be something to be concerned about.

Jim Gentilcore - Helix Technology Corporation – President and CEO

Obviously, in this business, there are many different relationships. Oftentimes a competitive situation can be turned into a complementary situation. I would only add that, as Ed said, a lot of the opportunity for us, going forward, is in convincing our OEM customers that we can bring, because of our knowledge of vacuum, because of our excellent operating performance, because of the quality of our products, that we can bring a solution to them that’s much more valuable than what they would get from an outside contract manufacturer or from having to build that infrastructure themselves, if we already have it in place.

And together, the size of our company, the infrastructure that we have, will allow some of our large OEMs to say, well, do we really have to be – I mean, they have to ask themselves is this my core competency. And if it isn’t, they have to say who can I get that can help me the most? And we believe that that answer, as Ed has said throughout the day, that answer is easy. It’s going to be the combination of our two companies. So, that’s – so, it’s not competitors head-on as much as convincing our OEMs that what we bring to them together is a better value proposition than their other alternatives today.

Jim Gentilcore - Helix Technology Corporation – President and CEO

The question is does the merger affect current spending and operating practices? It does not, in general. Let me just say that we have – and, by the way, also (inaudible) visual organization of Beverly, the whole staff that works with me – Gloria, Denise, Barbara- put a lot of effort into pulling together frequently asked questions that will make this – will be published on our site soon, that will answer a lot of these questions. But let me answer that one specifically.

We will – performance reviews will be as scheduled. Business as usual is probably the best way to really describe the way we will be acting going forward. Now, in planning integration, we will - obviously, both sides will look at we’re doing things together that – we’re doing things separately that we would do differently when we’re together – we’ll look at those kind of investments. Because those tend to be grander – and I don’t want to assume what you’re asking, but our performance reviews will be as planned. All of the other things that affect our employees directly – our spending on R&D. All the important things, I believe, that we spend to keep this business growing and to keep our customers satisfied will continue to happen up until the day that the two companies are one company.

Let me just repeat the question or paraphrase the question. There is a point at which you are such a big part of your customer’s solution that they start wondering whether that’s good or bad. Is that a fair paraphrasing of the question? The question was how will we manage at that point?

Ed Grady - Brooks Automation – CEO

It’s easy. Just buy it from us. Be done with it. I think it’s a valid concern. But think of who you’re talking to. You’re probably talking to somebody who is in an organization that is specifically focused on the piece of the pie that you’re looking at – the cryopump and things. You’re a big supplier to us. We want more leverage against you. What we see happening is, as we move to the complete system from just subsystems and modules to a complete system, there’s a tremendous amount of wasted money in the system. I talked to Mike Splinter who is the CEO of Applied Materials and he said you’ve Applied Materials, LAM, KLA, TDL, Varian, I could go on. And everybody’s investing in, designing their next generation automation platform for their (inaudible) automation system.

Now, you’ve got Brooks and maybe a couple of other Japanese suppliers out there doing the same thing. So, now you’ve 7 or 8 people spending exactly the same money to come up with exactly the same answer, potentially, and it’s a waste in the system. Well, Mike’s answer was I don’t need to design vacuum platforms and if you get the rest of the people saying to – tier one – saying I don’t need to design and build these. And you’re left with the Brooks-Helix combination and maybe a couple other competitors, it becomes a merchant or an outsource product.

And the highest value add for – and Applied Materials, LAM, Novellus is in their process chamber, the chemistry and physics that take place in their process chamber. It’s not the automation platform. It’s not the pumping – vacuum pumping technology. That’s not their core technology. Vacuum pumping technology, the best in the world, is at Helix. Vapor transport technology, the best in the world, is a Brooks. Put the best and the best together, add a little bit more value around it and, all of a sudden, this whole market changes, buying a complete system. So, it’s a dynamic that will change. If I look at the past five years or so, outsourcing of that kind of work has been a cornerstone of the financial stability of those companies in the semiconductor process equipment who still survive today.

So, look at the outsource has gone from, probably, 20% – 18%, 15% outsource, 37% outsource, almost 40% outsource now. And we think the outsourcing of systems and vacuum systems will grow to 70-80% over the next three to five years. A huge, huge growth potential for both of our companies. And how do you deal with it with your customer? They look if we’re providing more value, more integrated content, more value to you by putting these two things together. And will they get a better deal? I think they will. I think they get a better price because we’ll be more efficient at building that, more efficient at designing it and more efficient at delivering it and more efficient at servicing it than they can be independently.

So, when it all boils down to the end, complete cost of ownership, the lifetime cost of ownership of this platform is going to be better if you buy it from us than from anybody else in the world. That’s how we have to position our company. And I think we can do it. I really believe this is what we’re going to do, putting these two companies together.

Jim Gentilcore - Helix Technology Corporation – President and CEO

The question is, if we, in doing what Ed has just described, do we see any pieces that are missing?

Ed Grady - Brooks Automation – CEO

Actually, you’ll see a copy of an investor presentation that we – that will be published today, I think. And in the investor presentation, we talk about pumping technology being about 20% of the cost of a platform. Robotics is about 23% of the cost of a platform. Add – start adding the Granville-Phillips parts and you get another 2% or 3% or 4%. You start adding – and then you start looking the investments that Bob has made in Mexico on some of the outsourcing strategy and integrating some of the machining capability, which is another 20-25% of the content. Well, putting Brooks and Helix together gets you to about 50% of the content. You start, then, leveraging on the operational things that Bob is doing in Mexico and you may get another 10%. And once you get that 60-70% of the content, it becomes an easy choice.

So, what’s missing? Probably some machining capability, very low investment, easy add-on. I know Bob could comment on it, but I think it’s an easy add-on to what he’s doing already. Anything else, I don’t see the high value add. Other than, Jim, you may want to comment on the vacuum side because we talked about cryopumps and what is the other strategy that Jim’s bringing in from the Helix side to add incremental value on the vacuum pumping side.

Jim Gentilcore - Helix Technology Corporation – President and CEO

Yes, let me, in a general way, if you think that a vacuum control, creating, controlling, measuring vacuum, whether it’s done for wafer transport or for profit vacuum, we believe that it’s similar. So, picture an overly simple answer, but a good analogy. If you look at the flat panel display that we have on our laptops and the television – Dell’s flat panel television that Dell sells today – the technology behind those two displays are virtually the same. And get incorporated into different products but the – it allows the R&D to be much more efficient. It allows our development team to work on more things that, further down that list, that obviously gets short sometimes in tough parts of the cycle. So, now if we’re directing our development more precisely, we’re getting to spread it over vacuum, process vacuum and automation vacuum, imagine that we’ll be able to do more products.

So, the flat screen TV is just a good way of thinking. The engineering reuse of flat panel technology allows you to spend that development effort, instead, on the application of the product more broadly, to work to go out into other technologies. So, I don’t think that this piece is missing. I think what we find is as we collaborate on development, we’ll free up capacity to do even more things. A big opportunity is to control things.

Any other questions from afar?

Operator

There are no current audio questions at this time.

Jim Gentilcore - Helix Technology Corporation – President and CEO

Okay. Thank you very much, operator. Okay, with that, I will conclude and, as we said, we’re committed to communicate often, regularly. We – there’s the managers meetings, as I said, we’ll get frequently to ask questions out there. We’ll get answers to the questions that are unanswered as soon as we can. Both Ed and I will be heading for California where our largest trade show is taking place and we’ll get a chance to talk to our customers and some of our investors and some of our employees who are out there and probably listening in right now. Both of our sales organizations are present time bringing new solutions to our customers and showing them why, separately, they should be excited about Helix and Brooks. And as we go forward, we’re going to show them an awful lot of reasons, at the right time, of why, together, we’re going to make a great combination.

So, thank you very much, Ed.

Ed Grady - Brooks Automation – CEO

I guess I would encourage all of you in the audience to think through what’s happening here. If you have questions, concerns, issues that you think are important to you, don’t let them fester. Bring them up. We want to hear what you’re thinking. You’re the people who have built this company. We want to hear from you, to understand what you’re thinking, so that we can, when we put these two companies together, we make the right decisions. If you don’t speak up, we can’t answer your issue.

We really encourage you to bring forward your concerns, bring forward your issues so that we can explain or understand where you’re coming from and how we can then put these two companies and make it a team of transition. That’s what really is important to us, to retain the talent that builds the ability out here to become a better supplier for our customers by doing that. You’re important to us, very important to us. I say that to the Brooks employees and I say it to you as Helix employees, this thing won’t work without you folks. We need you to be here. We need you to be focused on doing your job. You can’t do that if you’re distracted by a bunch of other things. If you have issues, please bubble them up through your organization. We really want to know what you’re thinking. Thanks again. I really look forward to getting this done.

Important Additional Information to be Filed with the SEC

In connection with the proposed transaction, Brooks plans to file a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus with the Securities and Exchange Commission (“SEC”). Security holders of each company and other investors are urged to read the Registration Statement and any other relevant documents filed with the SEC, including the Joint Proxy Statement/Prospectus that will be part of the Registration Statement, when they become available because they will contain important information about Brooks, Helix, the proposed transaction and related matters. The final Joint Proxy Statement/Prospectus will be mailed to stockholders of Brooks and Helix. Security holders and investors of Brooks and Helix will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus, when they become available, as well as other filings with the SEC that will be incorporated by reference into such documents, containing information about Brooks and Helix, without charge, at the SEC’s Internet site (http://www.sec.gov). These documents can also be obtained, without charge, by directing a request to Brooks Automation, 15 Elizabeth Drive, Chelmsford, MA 01824, Attention: Investor Relations Dept., telephone: 978-262-2602, or at mark.chung@brooks.com; or to Helix Technology Corporation, Nine Hampshire Street, Mansfield, MA 02048, Attention: Investor Relations Dept., telephone: (508) 337-5111, or at investors@helixtechnology.com. In addition, investors and security holders may access copies of the documents filed with the SEC by Brooks or Helix on their respective Web sites at www.brooks.com or www.helixtechnology.com.

Participants in Solicitation

Brooks, Helix and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Brooks and Helix stockholders in respect of the proposed transaction. Information regarding Brooks’ participants is available in Brooks’ Annual Report on Form 10-K for the year ended September 30, 2004, and the proxy statement, dated January 10, 2005, for its 2005 annual meeting of stockholders, which are filed with the SEC. Information regarding Helix’s participants is available in Helix’s Annual Report on Form 10-K for the year ended December 31, 2004, and the proxy statement, dated May 2, 2005, for its 2005 annual meeting of stockholders, which are filed with the SEC. Additional information regarding interests of such participants will be included in the Registration Statement containing the Joint Proxy Statement/Prospectus to be filed with the SEC.

Cautionary Statement Concerning Forward-Looking Statements.

Statements in this document regarding the proposed transaction, and the expected timetable for completing the transaction, constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based upon the current beliefs and expectations of Brooks’ and Helix’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Brooks and Helix stockholders to approve the transaction; the ability of Brooks to successfully integrate Helix’s operations and employees; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers and employees; and competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in Brooks’ and Helix’s filings with the SEC, including Brooks’ Annual Report on Form 10-K for the year ended September 30, 2004 and Helix’s Annual Report on Form 10-K for the year ended December 31, 2004, which are available at the SEC’s Internet site (http://www.sec.gov). The information set forth herein speaks only as of the date hereof, and Brooks and Helix disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document.